                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, Avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press  Release  dated April 9, 2003  "ALSTOM  Wins a 315 Million  Euro
Order from Trenitalia".........................................................3

Press  Release  dated April 17,  2003  "ALSTOM  Confirms  Over €1BN of
Credit Facilities Secured".....................................................5

Press  Release  dated April 25, 2003 "ALSTOM  Informs  European  Works
Forum Select Committee on Power Turbo-Systems Restructuring Project" ..........6

                                                                   April 9, 2003

                    ALSTOM WINS A 315 MILLION EURO ORDER FROM
                                   TRENITALIA

Trenitalia,  the Italian national  railways'  passenger-transport  company,  has ordered a further  100  CORADIA  "Minuetto"  trains (49  electric  trains and 51 diesel trains) from ALSTOM for a total amount of about €315 million.

The order  falls  within the  framework  of a  multiyear  investment  program by
Trenitalia  that foresees the  acquisition  of 200 trains from ALSTOM's  CORADIA family.  In 2001 34 trains were ordered within this framework,  followed in 2002 by a further 3 trains.

Including  the current  contract,  the total number of CORADIA  Minuetto  trains ordered is 137 (70 electric and 67 diesel),  with a total value of approximately
€430 million.

Named Minuetto by the customer in May 2002, these state-of-the-art, articulated, three-car  trainsets  will have  partial  low floors,  allowing  easy access for mobility-impaired passengers. The trains can carry up to 345 passengers.

The electric  trains will operate at a maximum  speed of 160 kmh, and the diesel trains at 130 kmh.

The car interiors will be air-conditioned and feature a multifunctional  storage area for the transport of bicycles,  skis and luggage. Each car will be equipped with a video control system,  a passenger  information  system and  power-supply sockets for passengers' portable computers, entertainment devices, mobile phones or other personal appliances.

The  trains  will  reinforce  regional  service  in Italy,  offering  passengers high-quality,  fast, comfortable and safe rail travel. A full-scale model of the train is  currently  being  demonstrated  in the  Italian  regions  and has been already visited by more than 100,000 future passengers.

ALSTOM's  Italian units in Savigliano,  Sesto San Giovanni and  Colleferro  will carry out both contracts.

Delivery of the first 37 trains will start in February  2004, and all 137 trains currently on order should be delivered by the end of 2005.

Emilio Gallocchio, ALSTOM's Country President for Italy, said: "This contract is a testament to our  customer's  confidence  in the know-how and  expertise  that
ALSTOM will exercise in providing these state-of-the-art trains."

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual  sales in excess of €23 billion and  employed  112,000  people in over 70 countries.  ALSTOM is listed on the Paris,  London and New York stock exchanges.

ALSTOM's   Transport  Sector,   with  annual  sales  of  €4.4  billion,   is  an
internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries:     M. Dowd / G. Tourvieille
                     Tel. +33 1 47 55 25 60
                     internet.press@chq.alstom.com

Investor relations:  E. Rocolle-Teyssier
                     Tel. +33 1 47 55 25 78
                     investor.relations@chq.alstom.com

                                                                   17 April 2003

                       ALSTOM CONFIRMS OVER €1BN OF CREDIT
                               FACILITIES SECURED

As anticipated on 12th March, ALSTOM confirms it has obtained the final approval of 100% of its lending  banks for  appropriate  amendments  to  covenants on its existing credit facilities.  All documentation  relating to its new €600 million bridging  loan and the extended  facilities of €475 million has also been signed by all parties.

Press Relations:     G. Tourvieille/ M. Dowd
                     (Tél. +33 1 47 55 25 60)
                     internet.press@chq.alstom.com
Investor Relations:  E. Rocolle-Teyssier
                     (Tél. +33 1 47 55 25 78)
                     investor.relations@chq.alstom.com
internet:  www.alstom.com

                                                                   25 April 2003

                   ALSTOM INFORMS EUROPEAN WORKS FORUM SELECT
                 COMMITTEE ON POWER TURBO-SYSTEMS RESTRUCTURING
                                    PROJECT

In line with the strategic plan  announced on 12 March 2003,  ALSTOM today began the  process  to inform  trade  union  representatives  regarding  its  overhead reduction and industrial restructuring plans.

The  first  of  these   restructuring   plans,   concerning   mainly  the  Power
Turbo-Systems Sector, was presented today to the Select Committee of the Group's
European Works Forum.  The project aims to improve  operational  performance and adapt  the  Sector's  industrial  base  to the  severe  downturn  in  the  power generation market.

The Power Turbo-Systems  Sector, which currently employs around 11,000 people in turnkey  plant  activity and in component  activities  (heavy duty gas turbines, large  steam  turbines  and  generators)  is facing a sharp  downturn of the gas turbine  market,  a decrease in orders for steam power plants and a  significant market overcapacity.

The main countries which would be affected are France,  Germany,  Italy, Poland,
Switzerland and the UK, with a proposed  reduction in employee  numbers close to
3,000 people.

Following today's meeting,  all necessary  consultation with our social partners will take place in the concerned countries, as part of the Group's commitment to find appropriate solutions for those employees affected.

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual  sales in excess of €23 billion and  employed  112,000  people in over 70 countries. ALSTOM is listed on the Paris, London and New York stock exchanges.

Press enquiries:     G. Tourvieille / M. Dowd
                     Tel. +33 1 47 55 25 60
                     internet.press@chq.alstom.com

Investor relations:  E. Rocolle-Teyssier
                     Tel.+33 1 47 55 25 78
                     investor.relations@chq.alstom.com

                                   SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                                     ALSTOM

Date: April 30, 2003                         By:   /S/ Philippe Jaffré
                                                --------------------------------
                                                Name:   Philippe Jaffré
                                                Title:  Chief Financial Officer